EXHIBIT 99.2
HIGHLAND CAPITAL MANAGEMENT, L.P.
1300 Two Galleria Tower
13455 Noel Road, LB 45
Dallas, Texas 75240
October 25, 2005
Via Certified Mail
Board of Directors
Motient Corporation
300 Knightsbridge Pkwy.
Lincolnshire, Illinois 60069
Ladies and Gentlemen:
I received notice on Monday of this week of a meeting of the Board of Directors (the “Board”) of Motient Corporation (the “Company”) that is now apparently scheduled for 9:00 a.m. tomorrow. After my subsequent request for the material to be covered at such meeting, I was provided with a copy of proposed resolutions to be discussed. I also received a copy of a letter from the Company dated October 24, 2005, responding to my letter to you of last week concerning the disclosures and omissions in the documents related to the exchange offer commenced by the Company on September 27, 2005 and subsequently amended (the “Exchange Offer”).
First, to my knowledge, the Company has not duly called any meetings (other than the meeting held on September 26, 2005) to substantively discuss the Exchange Offer. If the Board held other meetings to discuss these matters, they were called without valid notice to all Board members and thus the decisions made are not valid. At the meeting held on September 26, 2005, the Board may have authorized the Exchange Offer (with me abstaining because of the lack of time provided to directors to review the proposed offer), but the Board did not “carefully consider” or become “apprised of all material facts” relating to the Exchange Offer, as suggested in the proposed resolutions for tomorrow’s meeting. Specifically the Board did not discuss, deliberate and “become apprised of all material facts” relating to: (i) the terms of the proposed offer; (ii) any recommendation or lack thereof to the Series A Preferred holders; (iii) the value of the Series B Preferred being issued or whether a fairness opinion had been obtained; (iv) a release of insiders and outside counsel; and (v) any amendments to the Registration Rights Agreement. The only conclusion that can be drawn is that this hastily-called meeting is designed to rectify the previous lack of deliberation and consideration of these issues by the Board. Thus, I request that the resolutions be revised to reflect the actual prior deliberations (or lack thereof) of the Board consistent with Delaware law.
Second, the proposed resolutions of the Company present a number of issues (in addition to the ones referred to above) that need to be explained, clarified and revised. It would appear that the meeting tomorrow has been called in haste without due consideration of the issues raised by the Exchange Offer or my recent letter regarding the Exchange Offer. For example, the resolutions refer to an “Interested Party Transaction” and appear to refer to Highland Capital’s beneficial ownership of Series A Preferred shares. What about the releases for the officers and directors included in the Exchange Offer? Are these not “Interested Party Transactions”? Although the resolutions refer to “fairness,” they do not detail the methodology or standard by which any Board member could conclude that the transaction is fair. How can a Board member reach this conclusion (which must meet a heightened standard under Delaware law) when the Company has failed to provide the requisite information and accurate disclosures? How can a Series A Preferred holder conclude (as suggested in the Company’s letter to holders dated October 19, 2005), that the value of the aggregate gross proceeds from the issuance of the Series B Preferred shares does not exceed $250 million, so as not to require a redemption of the Series A Preferred shares not exchanged? Where is this valuation issue addressed by the Board? This transaction should only be approved after extensive deliberation by the Board after it has been provided with the requisite background information.
Finally, I am concerned that certain important issues have not been adequately answered, including:
•	The Company’s statement that it “should be able to register the shares of common stock underlying [the holder’s] shares of Series B Preferred.” (emphasis is mine). Can the Company register the Series B Preferred or not? What factors determine this possibility? What if the Series B Preferred cannot be registered?

•	The Company’s continued lack of disclosure regarding the releases obtained from tendering Series A Preferred holders, stating in its October 24, 2005 letter to me that “with regards to the scope of the releases, we would simply note that a holder of Series A Preferred Stock who exchanges for Series B Preferred Stock will have claims with respect to the Series B Preferred stock rather than the Series A Preferred, thus substituting one set of claims for another.” Do the releases effectively release no claims? What claims will Series B Preferred holders have once the releases are executed?

•	The Company’s statement that “Motient has no present intention of redeeming or rescinding Mr. Dondero’s Series A Preferred, or the Series A Preferred of any other holder.” Despite your intention not to redeem or rescind the shares of Series A Preferred, this does not change the fact that the Series A Preferred is still subject to litigation seeking rescission. I find it curious that you would inform the holders of Series A Preferred that you “may never be able to register [a Series A Preferred holder’s] resale,” and yet omit the potential value of a rescission offer to such holder, especially in light of Motient’s declining stock price and the possible dilution resulting from the proposed transaction with Mobile Satellite Ventures, LP. Also, the Company continues to ignore the fact that the proposed transaction (as publicly disclosed) may be impossible to consummate under the terms of the Series A Preferred if any Series A Preferred is not exchanged.
In addition to the materials I have requested above, in my role as a member of the Board I hereby request that you provide me with the following materials prior to any meeting where the Exchange Offer is considered:
•	All minutes or resolutions (whether draft or executed) of the Company’s Executive Committee since its creation;

•	Any documents conferring upon the Company’s Executive Committee its authority and/or powers;

•	Any documents or correspondence from the Company’s Audit Committee received by the Board or Executive Committee in connection with the supposed “investigation” by the Audit Committee of any issues in connection with the Exchange Offer;

•	Any valuations by third party experts received in connection with the Exchange Offer;

•	Copies of all correspondence received from the Securities and Exchange Commission relating to the Exchange Offer;

•	An indication of which holders have tendered their shares of Series A Preferred under the Exchange Offer; and

•	Information regarding the status of the proposed transaction with Mobile Satellite Ventures, LP and the effect of the Exchange Offer on this proposed transaction.
Despite the Executive Committee’s arrogation of power and secretive decision process, I remain a director entitled to full and accurate information rather than to be excluded from deliberations, and I request that if you are not willing to provide the foregoing to me prior to our meeting, that you address each of these issues at the meeting and provide me with written answers and responses to each of the questions I raise, which should also be included in the minutes of the meeting.
Each director should independently consider his or her obligations under Delaware law and exercise the requisite due diligence to ensure that the disclosures in the Exchange Offer documents are true and correct before any exchanges are accepted. You should not rely on your ability to cure these errors in the future by merely offering a new “Series C Preferred.”
Sincerely,
/s/ James D. Dondero
James D. Dondero
cc: Securities and Exchange Commission